November 21, 2019

Brian S. John
Chief Executive Officer
CBD Brands, Inc.
725 N. Hwy A1A, Suite C-106
Jupiter, FL 33477

       Re: CBD Brands, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 22, 2019
           CIK No. 0001760903

Dear Mr. John:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 22, 2019

Cover Page

1. We note that you intend to apply to list your common shares on the Nasdaq Capital
       Market but no assurance can be given that your application will be approved. Please tell us whether you will continue your offering if your listing is not approved. If you intend to proceed with your offering before receiving approval of your listing application, please revise your disclosure to clarify that the listing of the common shares on the Nasdaq
       Capital Market is not a condition to the offering.
 Brian S. John
FirstName LastNameBrian S. John
CBD Brands, Inc.
Comapany 21, 2019 Brands, Inc.
November NameCBD
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FirstName LastName
Business Operations, page 1

2. Please revise your disclosure in this section to include a brief description of the CBD product candidate(s) with "potentially therapeutic and medical applications," the indications you plan to target, and your plans for development.
3. In the discussion of your CaniSun Brand products, you refer to certain types of lab testing, including "FDA required testing." Please revise your disclosure here, and in greater detail in the Business section, to discuss the testing process, the tests that have been completed and those that remain to be done. In the Summary section, when you state that certain products are "subject to obtaining FDA approval," be sure that the extent of such testing is clear to the reader. Clarify the expected timing of all future tests. In connection with the question of timing, we note the statement on page 26 that you expect certain products to complete FDA testing "in the near future."
4. You describe your website as "a robust e-commerce platform" where you currently offer for sale your own products and those of third parties, and you provide information to educate consumers about the benefits of CBD. However, your website appears to be strictly informational about the company itself, and there do not appear to be any products for sale nor any educational materials. Please revise or advise. Clarify where your products are available for sale.
Our Growth Strategy, page 2

5. We note your plan to add CBD to branded consumer products to "increase the efficacy of such products." To the extent any such products would be intended for therapeutic or medical use and would therefore be considered a drug, please remove all statements that indicate that unapproved drugs are effective. Efficacy is assessed throughout all stages of clinical trials and the determination is within the sole authority of the FDA or comparable foreign regulatory entity.
6. Please revise to clarify the nature of the contemplated "specialty clinics." In the Business section, provide full disclosure regarding this part of your business plan, including the expected timing of opening such clinics.
Our Market Opportunity, page 2

7. Please revise to clarify the relevance of the overall market for hemp and cannabis and related products for the company's specific business plan. In particular, it is unclear how the market for cannabis relates to the company's business.
8. Please discuss here, and at greater length in the Business section, the value of adding CBD to such products as sunscreen, skin lotion, and sweetener. Implications of Being an Emerging Growth Company, page 3

9. Please supplementally provide us with copies of all written communications, as defined in
 Brian S. John
FirstName LastNameBrian S. John
CBD Brands, Inc.
Comapany 21, 2019 Brands, Inc.
November NameCBD
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FirstName LastName
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Going Concern, page 4

10. You state in the first paragraph that you anticipate raising additional funds in the near future. In the second paragraph, however, you state that you expect following this offering to have sufficient capital to sustain operations for at least 24 months. Please revise to clarify and reconcile these statements.
Our products may not meet health and safety standards or could become contaminated, page 11

11. You state that you have adopted various quality, environmental, health and safety standards. Please clarify the nature of these standards and whether they are voluntary, self-adopted standards or imposed by law and regulation. To the extent they are material, provide a full discussion of such standards in your Business section. The success of our business will depend upon our ability..., page 11

12. Please revise to clarify what market or markets you consider the company to be competing
         in. Similarly revise the following comment regarding the industry or industries in which the company competes.
Possible yet unanticipated changes in federal and state law..., page 12

13. It is inappropriate to include mitigating disclosure in a Risk Factor. Please delete the statement indicating your belief that your existing and planned CBD product offerings comply with applicable federal and state laws and regulations. Commercial success of our non-OTC product candidates will depend..., page 15

14. Please disclose which of your current and future products are non-OTC products.
If we obtain FDA approval for any of our product candidates..., page 16

15. Please revise to clarify the connection between FDA approval and being subject to federal and state fraud and abuse laws.
Certain of our stockholders hold a significant percentage of our outstanding voting securities..., page 20

16. Please quantify the percentage of shares held by officers and directors.
Use of Proceeds, page 22

17. Please revise your disclosure to provide the approximate amount of proceeds to be used for each of the identified purposes. Refer to Item 504 of Regulation S-K. In addition, with
 Brian S. John
FirstName LastNameBrian S. John
CBD Brands, Inc.
Comapany 21, 2019 Brands, Inc.
November NameCBD
Page 4
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FirstName LastName
         regard to your dermatitis and eczema drugs, describe how far in the development process you estimate the allocated proceeds from this offering will enable you to reach.
Description of Capital Stock, page 24

18. We note that your forum selection provision in your Subscription Agreement filed as
         Exhibit 10.2 identifies the state and federal courts in Palm Beach County, Florida as the exclusive forum for certain litigation. Under an appropriately titled risk factor please describe the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.
         Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities
         Act or Exchange Act, please also ensure that the exclusive forum provision in your
         Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
19. We note section 5(g) of Exhibit 10.2 and the waiver of jury trial provision. Please tell us whether the provision would apply to claims under the federal securities laws and the rules and regulations thereunder.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 29

20. Please describe any significant components of revenues or expenses that, in your judgment, should be described in order to understand your results of operations. For example, consider discussing which projects incurred research and development costs, the nature of marketing costs, and the nature of the general and administrative expenses.
         Please refer to Item 303(a)(3)(i) of Regulation S-K.
Liquidity and Capital Resources, page 30

21. It appears that you have a material deficiency in liquidity. If true, please revise to provide more robust disclosure about the course of action that you have taken or propose to take to remedy the deficiency. Include a discussion of your material commitments for capital expenditures as of the end of the latest fiscal period and the anticipated source of funds needed to fulfill such commitments. Reference Items 303(a)(1) and (2) of Regulation S-
         K.
Business, page 32

22. Please revise your business discussion to provide details as to the development of your formulations of CBD with over-the-counter consumer products that have "potentially therapeutic and medical applications," as well as your dermatitis and eczema drugs
 Brian S. John
FirstName LastNameBrian S. John
CBD Brands, Inc.
Comapany 21, 2019 Brands, Inc.
November NameCBD
Page 5
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FirstName LastName
         referenced in Use of Proceeds. In your revised disclosure, you should identify and discuss the target indications, pre-clinical research, and any third-party relationships applicable to developing each product. Also, discuss the plans, timelines and costs associated with developing these products, including a discussion of your plans for completing pre-
         clinical development and conducting clinical trials for specific indications.
23. We note your reference on page 2 to an "abbreviated research protocol to evaluate the efficacy of the products containing CBD when applied as a treatment for skin irritations."
         Please expand your Business section to explain the abbreviated protocol and the basis for your belief that this regulatory approach is available to you, and fully describe the referenced studies you have begun to support this approach.
24. We note your disclosure on page 13 that you are currently initiating nutraceutical trials for your CaniDermRX product candidates. Please expand your disclosure to explain the nature of the research you are conducting and define "nutraceutical trials." In your revised disclosure, please clarify whether a nutraceutical trial is applicable to drugs. In this regard, we note your summary disclosure indicates that under your CaniDermRX brand you are exploring formulation of CBD with over-the-counter consumer products that have "potentially therapeutic and medical applications."
25. Please provide a discussion of your current intellectual property rights, including the duration of such rights. Refer to Item 101(h)(vii) of Regulation S-K.
26. Please include disclosure regarding sources and availability of raw materials required by your business. Please see Item 101(h)(v) of Regulation S-K.
Government Regulations, page 33

27. Please expand to discuss FDA regulations regarding your sun care products, including your products labeled as "sunscreen" and described as including SPF ratings of 30, 50, and 55. Also include the basis for your belief, as stated on page 10, that you are not required to seek FDA approval for your sun care products. In addition, reconcile this statement with your disclosure on page 1 that indicates you completed lab testing on your sunscreen products and that you will need to obtain FDA approval for other products.
Security Ownership of Certain Beneficial Owners and Management..., page 40

28. Please revise this table to include the shares which the persons in this table have the right to acquire within 60 days. Refer to Instruction 1 to Regulation S-K,
Item 403 and
         Exchange Act Rule 13d-3(d)(1). In this regard, we note your disclosure on pages 38 - 39 regarding option grants to named executive officers and directors that appear to have recently vested in part.
General

29. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
 Brian S. John
CBD Brands, Inc.
November 21, 2019
Page 6
      Please note that we may have comments regarding this material.
       You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas at 202-551-3436 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian S. John
                                                          Division of
Corporation Finance
Comapany NameCBD Brands, Inc.
                                                          Office of Life
Sciences
November 21, 2019 Page 6
cc:       Arthur Marcus
FirstName LastName